Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-196235
Registration Statement No. 333-199817

February 2, 2015

PROSPECTUS SUPPLEMENT NO. 22 TO THE JUNE PROSPECTUS (AS DEFINED BELOW)

PROSPECTUS SUPPLEMENT NO. 10 TO THE NOVEMBER PROSPECTUS (AS DEFINED BELOW)

14,825,000 Shares of Common Stock

This prospectus supplement amends our prospectus dated June 19, 2014, as supplemented on July 15, 2014, July 21, 2014, August 6, 2014, August 8, 2014, September 26, 2014, October 1, 2014, October 8, 2014, October 21, 2014, October 30, 2014, November 4, 2014, November 6, 2014, November 17, 2014, November 21, 2014, December 8, 2014, December 12, 2014, January 2, 2015, January 12, 2015, January 26, 2015 and January 30, 2015 (the “June Prospectus”) to allow the selling stockholders named in the June Prospectus (the “June Selling Stockholders”) to resell, from time to time, up to 14,825,000 shares of our common stock. The shares of our common stock covered by the June Prospectus (the “June Shares”) were issued by us to the June Selling Stockholders in a private placement on May 20, 2014, as more fully described in the June Prospectus.

25,465,024 Shares of Common Stock

This prospectus supplement also amends our prospectus dated November 12, 2014, as supplemented on November 17, 2014, November 21, 2014, December 8, 2014, December 12, 2014, January 2, 2015, January 12, 2015, January 26, 2015 and January 30, 2015 (the “November Prospectus,” and together with the June Prospectus, the “Prospectuses”) to allow the selling stockholders named in the November Prospectus (the “November Selling Stockholders,” and together with the June Selling Stockholders, the “Selling Stockholders”) to resell, from time to time, up to 25,465,024 shares of our common stock. The shares of our common stock covered by the November Prospectus (the “November Shares,” and together with the June Shares, the “Shares”) were issued by us to the November Selling Stockholders in a private placement on October 8, 2014 and November 6, 2014, as more fully described in the November Prospectus.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2015, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectuses, which are to be delivered with this prospectus supplement.

Our shares of common stock are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PAH.” The closing sale price on the NYSE for our shares of common stock on January 30, 2015 was $21.00 per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

Investing in our common stock involves risks. You should carefully consider the risks that we have described in “Risk Factors” beginning on pages 6 and 19 of the June Prospectus and November Prospectus, respectively, and under similar headings in any amendments or supplements to the Prospectuses, before investing in the Shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in the Prospectuses, this prospectus supplement or any future prospectus supplement or amendment. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. The Selling Stockholders are not making an offer of their Shares in any state where such offer is not permitted.

The date of this Prospectus Supplement is February 2, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 12, 2015

Platform Specialty Products Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5200 Blue Lagoon Drive Suite 855 Miami, Florida	33126
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 575-5850

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Amendment No. 1 on Form 8-K/A (this “Amendment No.1”) is being filed to amend the Current Report on Form 8-K filed by Platform Specialty Products Corporation (“Platform”) with the Securities and Exchange Commission (the “SEC”) on January 12, 2015 (the “Original Form 8-K”).

Item 8.01	Other Events

As previously disclosed in a Current Report on Form 8-K filed with the SEC on November 3, 2014, Platform completed the previously-announced acquisition of the agrochemicals business, Chemtura AgroSolutions, of Chemtura Corporation, a Delaware corporation (“Chemtura”) pursuant to the Stock and Asset Purchase Agreement dated April 16, 2014, between Platform and Chemtura (the “CAS Acquisition”).

Platform filed the Original Form 8-K with Platform’s unaudited pro forma combined consolidated balance sheet of Platform as of September 30, 2014 and the related unaudited pro forma combined consolidated statement of operations of Platform for the nine-month period ended September 30, 2014 and the year ended December 31, 2013, in each case giving effect on a pro forma basis to the CAS Acquisition, the previously-announced proposed acquisition by Platform of Arysta LifeScience Limited (the “Arysta Acquisition”) and the related financings (the “Pro Forma Financial Information”). For the year ended December 31, 2013, such pro forma financial information was also giving effect to the acquisition of MacDermid Holdings, LLC completed on October 31, 2013 (the “MacDermid Acquisition”) and the related financings.

The purpose of this Amendment No. 1 is to amend the Original Form 8-K by filing revised Pro Forma Financial Information reflecting a $600 million increase of the aggregate principal amount of 6.500% senior notes due 2022 denominated in U.S. Dollars being offered in Platform’s previously-announced private offering of senior notes, and a $500 million decrease of the maximum borrowings under Platform’s incremental term loan denominated in U.S. Dollars being sought through the syndication process relating to the financing of a portion of the acquisition consideration and related fees and expenses of the Arysta Acquisition.

A copy of the revised Pro Forma Financial Information is attached hereto as Exhibit 99.1 and is incorporated by reference in this Item 8.01. Other than as set forth above, no other changes have been made to the Original Form 8-K. This Amendment No. 1 speaks as of the filing date of the Original Form 8-K, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the Original Form 8–K, except as stated above.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Exhibit Title

99.1	Revised unaudited pro forma combined consolidated balance sheets of Platform as of September 30, 2014 and related revised unaudited pro forma combined consolidated statement of operations of Platform for the nine-month period ended September 30, 2014 and the year ended December 31, 2013, in each case giving effect on a pro forma basis to the CAS Acquisition, the Arysta Acquisition and the related financings. For the year ended December 31, 2013, such pro forma financial information is also giving effect to the completed MacDermid Acquisition and the related financings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION

January 30, 2015	By:	/s/ Frank J. Monteiro
	Name:	Frank J. Monteiro
	Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Revised unaudited pro forma combined consolidated balance sheets of Platform as of September 30, 2014 and related revised unaudited pro forma combined consolidated statement of operations of Platform for the nine-month period ended September 30, 2014 and the year ended December 31, 2013, in each case giving effect on a pro forma basis to the CAS Acquisition, the Arysta Acquisition and the related financings. For the year ended December 31, 2013, such pro forma financial information is also giving effect to the completed MacDermid Acquisition and the related financings.

Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On October 31, 2013, Platform Specialty Products Corporation (“Platform,” “we,” “us,” “our” or the “Company”) indirectly acquired substantially all of the outstanding equity of MacDermid, Incorporated (“MacDermid”) for approximately $1.8 billion (including the assumption of approximately $754 million of indebtedness, consisting primarily of MacDermid’s first lien credit facility), plus (i) up to $100 million of contingent consideration tied to achieving certain EBITDA and stock trading price performance metrics over a seven year period following the closing of this acquisition and (ii) an interest in certain MacDermid pending litigation (the “MacDermid Acquisition”).

At the closing of the MacDermid Acquisition on October 31, 2013, we paid approximately $923 million in cash and issued approximately $100 million of new equity. The equity issued primarily consisted of shares of common stock of a then wholly-owned subsidiary of Platform that may be exchanged for shares of our common stock at future specified dates beginning one year after the closing. In addition, we acquired the remaining 3% of MacDermid in March 2014, pursuant to the terms of an Exchange Agreement, dated October 25, 2013, between us and the fiduciaries of the MacDermid, Incorporated Profit Sharing and Employee Savings Plan (the “401K Plan”). Most of the 401K Plan participants received shares of our common stock for their interests in MacDermid. We funded the cash portion of the purchase price and related transaction expenses with a combination of available cash on hand and approximately $137 million of proceeds from a warrant exchange offer.

On November 3, 2014, we completed the acquisition of certain legal entities and other assets and liabilities that comprise the Chemtura AgroSolutions business (“CAS”) of Chemtura Corporation, a Delaware corporation (“Chemtura”) for approximately $1.04 billion, consisting of $990 million in cash, after certain post-closing working capital and other adjustments, plus 2,000,000 shares of our common stock (the “CAS Shares”) and the assumption of certain liabilities by Platform (the “CAS Acquisition”). We funded the cash portion of the purchase price and related transaction expenses of the CAS Acquisition with a combination of available cash on hand and borrowings under an increase in term loans of approximately $389 million (approximately $259 million of which is denominated in Euros), $60 million under the U.S. Dollar revolving credit facility and €55 million ($69 million based on the September 30, 2014 exchange rate of $1.26 per €1.00) under the multicurrency revolving credit facility pursuant to our credit agreement, as amended and restated (the “Amended and Restated Credit Agreement”).

On October 20, 2014, we entered into a share purchase agreement (the “Arysta Acquisition Agreement”) pursuant to which we agreed to acquire all of the outstanding common stock of Arysta LifeScience Limited (“Arysta”) for approximately $3.51 billion, consisting of $2.91 billion of cash, subject to working capital and other adjustments, and $600 million of new Series B Convertible Preferred Stock (the “Arysta Acquisition”). We currently expect to fund the cash portion of the purchase price and related transaction expenses of the Arysta Acquisition through a combination of available cash on hand, which includes, but is not limited to, the net proceeds from our underwritten registered public offering of 16,445,000 shares of our common stock completed on November 17, 2014 at a public offering price of $24.50 per share, raising gross proceeds of approximately $403 million (the “Public Offering”), our previously-announced offering of an aggregate principal amount of $1.52 billion of senior notes (the “Notes”), and $600 million of borrowings under first lien incremental term loans (the “Incremental Term Debt”). The Notes offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. To the extent we issue less than $1.52 billion of Notes, we may make borrowings pursuant to a commitment letter (the “Debt Commitment Letter”) entered into on October 20, 2014 with Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Nomura Corporate Funding Americas, LLC, Nomura Securities International, Inc., UBS AG, Stamford Branch and UBS Securities LLC (collectively, the “Commitment Parties”) for (i) up to $1.6 billion of first lien incremental term loans (the “Term Facility”) to be incurred under our Amended and Restated Credit Agreement and (ii) senior unsecured bridge loans (the “Senior Bridge Facility” and together with the Term Facility, the “Facilities” in an aggregate principal amount of $750 million, for the purposes of financing the proposed Arysta Acquisition and the fees and expenses in connection therewith, on the terms and subject to the conditions set forth in the Debt Commitment Letter. The Commitment Parties’ obligation to provide the Facilities is subject to a number of customary conditions precedent. Furthermore, we are under no obligation to borrow under the Facilities and we anticipate seeking a number of alternative financings for the proposed Arysta Acquisition in lieu of the Facilities, including, but not limited to, equity or debt offerings and other borrowings under our Amended and Restated Credit Agreement.

The unaudited pro forma condensed combined statements of operations for the nine months and twelve months ended September 30, 2014 and for the year ended December 31, 2013 give effect to the MacDermid Acquisition, the CAS Acquisition and the Arysta Acquisition as if they had been consummated on January 1, 2013. The unaudited pro forma condensed combined balance sheet as of September 30, 2014 gives effect to the CAS Acquisition and the proposed Arysta Acquisition as if they had been consummated on September 30, 2014.

References herein to “Predecessor 2013 Period” refer to the ten-month period from January 1, 2013 through October 31, 2013. References herein to “Successor 2013 Period” refer to the period from April 23, 2013 (inception) through December 31, 2013. References herein to “Predecessor 2013 Nine-Month Period” refer to the period from January 1, 2013 to September 30, 2013. References herein to “Successor 2014 Nine-Month Period” refer to the period from January 1, 2014 to September 30, 2014.

The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2014 and the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2014 were derived from our unaudited consolidated financial statements and the unaudited combined and consolidated statement of operations of CAS and Arysta, respectively. The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2013 (inclusive of both the Successor 2013 and Predecessor 2013 Periods) were derived from our consolidated statement of operations and the audited combined and consolidated statement of operations of CAS and Arysta, respectively. The following unaudited pro forma condensed consolidated statement of operations for the twelve months ended September 30, 2014 has been calculated (i) for CAS and Arysta, by adding the unaudited nine months ended September 30, 2014 to the audited year ended December 31, 2013 and subtracting the unaudited nine months ended September 30, 2013 statement of operations, (ii) for Platform, by adding the unaudited Successor 2014 Nine-Month Period to the audited Successor 2013 Period and subtracting the unaudited period from April 23, 2013 (inception) to September 30, 2013, and (iii) for MacDermid, by subtracting the unaudited Predecessor 2013 Nine-Month Period from the audited Predecessor 2013 Period. The unaudited pro forma statements of operations and balance sheet do not reflect our acquisition of Percival S.A., including Percival S.A.’s agrochemical business, Agriphar, completed on October 1, 2014 (the “Agriphar Acquisition”) or the related financing, because the Agriphar Acquisition is not significant as defined by Rule 1-02(w) of Regulation S-X. The unaudited pro forma condensed consolidated financial information presented below is not necessarily indicative of future results and should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2013 and our quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2014 and September 30, 2014, “CAS Management’s Discussion of Operations and Cash Flows” and “Arysta Management’s Discussion of Operations and Cash Flows,” CAS’s combined financial statements, Arysta’s consolidated financial statements and the respective notes thereto filed as exhibits to current reports on Form 8-K filed on January 12, 2015.

The pro forma adjustments are described in the accompanying notes and include the following:

•	The preliminary allocation of the purchase price to the CAS balance sheet as shown below:

(in millions)
Current assets	$318
Identifiable intangible assets	435
Goodwill	379
Property, plant, and equipment	19
Other long-term assets	6

Total assets	$1,157
Current liabilities	74
Other liabilities	41

Total liabilities	$115

Total consideration	$1,042

•	The preliminary allocation of the purchase price to the Arysta balance sheet as shown below:

(in millions)
Current assets	$1,165
Identifiable intangible assets	1,610
Goodwill	1,867
Property, plant, and equipment	77
Other long-term assets	82

Total assets	$4,801
Current liabilities	573
Other liabilities	543

Total liabilities	$1,116
Noncontrolling interest	63

Total liabilities and noncontrolling interest	$1,179

Total consideration	$3,622

The Company has not completed the detailed valuations necessary to estimate the fair value of the assets and the liabilities acquired in the CAS Acquisition, the Arysta Acquisition, and the related allocations of purchase price. Additionally, a final determination of the fair value of assets acquired and liabilities acquired will be based on the actual net tangible and intangible assets and liabilities of CAS and Arysta that exist as of the dates of the CAS Acquisition, if and when completed and the Arysta Acquisition. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. As the final valuations are performed, increases or decreases in the fair value of relevant balance sheet amounts and their useful lives will result in adjustments, which may be material, to the balance sheet and/or the statement of operations.

Pro forma adjustments to historical financial information are subject to assumptions described in the notes following the unaudited pro forma financial statements. Management believes that these assumptions and adjustments are reasonable and appropriate under the circumstances and are factually supported based on information currently available. The principal adjustments consist of the following:

•	the completion of the MacDermid Acquisition, the CAS Acquisition, and the Arysta Acquisition for the statements of operations, and the completion of the CAS Acquisition and the Arysta Acquisition for the balance sheet, in each case because the MacDermid Acquisition is included in the condensed consolidated balance sheet as of September 30, 2014;

•	borrowings under the Amended and Restated Credit Agreement;

•	the issuance of 25.5 million shares of common stock in the October/November Private Placement;

•	the issuance of 16.4 million shares of common stock in the Public Offering;

•	the anticipated financing related to the Arysta Acquisition in the form of the Notes issued in this offering and the Incremental Term Debt, which is backed by the financing available pursuant to the Debt Commitment Letter (the “Bridge Financing”);

•	the amendment to and assumption of MacDermid’s first lien credit facility for the MacDermid Acquisition and the amendment to such facility pursuant to the Amended and Restated Credit Agreement in connection with the CAS Acquisition; and

•	an adjustment to the results of operations to remove Platform’s recording of a one-time, non-cash expense of approximately $172 million upon the closing of the MacDermid Acquisition, which represents the fair value of the founder preferred dividend rights at that time, as this will not have an ongoing impact on the statement of operations. Future dividends payable in common stock will be recorded in equity.

The unaudited pro forma condensed consolidated financial statements are for illustrative and informational purposes only and are not intended to represent, or be indicative of, what our financial position or results of operations would have been had the CAS Acquisition or the proposed Arysta Acquisition occurred on the dates indicated. The unaudited pro forma condensed consolidated financial information also should not be relied upon as a representation of our future performance.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 2014

($ Thousands)	Platform (Historical)	CAS (Historical)	Arysta (Historical)	CAS Adjustments		Arysta Adjustments			Notes			Term Debt			Pro forma Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$281,676	$5,240	$186,264	$516,355	CA	$			$			$			$
				651,315	CB		(126,264	) AA
				(4,104	) CC		(2,910,000	) AB					593,000	TA
				(691,220	) CD		386,801	AC		1,494,400	NA		(9,000	) TB		374,463
Restricted cash	315,000	—	—	(315,000	) CD											—
Accounts receivable, net	145,095	182,985	668,627													996,707
Inventories	79,325	110,744	287,447	29,000	CE
				(25,583	) CF		75,000	AD								555,933
Prepaid purchase price	63,854	—	—													63,854
Prepaid expenses and other current assets	26,754	15,779	73,517				(6,000	) AE
							25,638	AF
							2,457	AG								138,145

Total current assets	911,704	314,748	1,215,855	160,763			(2,552,368)			1,494,400			584,000			2,129,102

Property, plant, and equipment, net	133,942	24,010	77,250	(4,546	) CG											230,656
Goodwill	971,678	—	769,799	340,568	CH		(769,799	) AH
				38,668	CI		1,510,457	AI
							356,427	AJ								3,217,798
Intangible assets, net	664,920	28,732	512,158	(28,732	) CJ		(512,158	) AK
				435,000	CK		1,610,000	AL								2,709,920
Investments in non-consolidated entities	—	1,961	—	(1,961	) CL											—
Other assets	47,376	5,349	82,612	10,530	CC					26,600	NA		6,550	TB		179,017

TOTAL ASSETS	$2,729,620	$374,800	$2,657,674	$950,290			$(357,441)			$1,521,000			$590,550			$8,466,493

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	7,550	—	39,730	3,890	CM
				129,300	CA		(13,261	) AM					6,000	TC		173,209
Accounts payable, accrued expenses, and other	133,760	73,705	546,848				(6,000	) AE								748,313

Total current liabilities	141,310	73,705	586,578	133,190			(19,261)			—			6,000			921,522

Long-term debt	738,013	—	1,754,567	387,055	CA								593,000	TA
				(3,890	) CM		(1,754,567	) AM		1,521,000	NA		(6,000	) TC		3,229,178
Long-term contingent consideration	60,900	—	—													60,900
Other long-term liabilities	209,815	2,420	176,320	38,668	CI		356,427	AJ
							25,638	AF
							10,000	AO
							2,457	AG
							190,411	AN								1,012,156

TOTAL LIABILITIES	1,150,038	76,125	2,517,465	555,023			(1,188,895)			1,521,000			593,000			5,223,756

STOCKHOLDERS’ EQUITY
Preferred shares—Class A	20	—	—													20
Preferred shares—Class B	—	—	—				6	AN								6
Common shares	1,353	—	—	20	CN
				255	CB		164	AC								1,792
Additional paid in capital	1,703,407	—	1,065,779	51,980	CN		(1,065,779	) AP
				651,060	CB		521,954	AN
							386,637	AC								3,315,038
Retained deficit	(190,145)	—	(847,218)	(1,074	) CC		857,218	AP
				(8,299	) CD		(10,000	) AO					(2,450	) TB		(201,968)
Accumulated other comprehensive income	(33,440)	—	(111,382)				111,382	AP								(33,440)
Parent net investment	—	298,675	—	(298,675	) CO											—

Total stockholders’ equity	1,481,195	298,675	107,179	395,267			801,582			—			(2,450)			3,081,448
Noncontrolling interests	98,387		33,030				29,872	AQ								161,289

Total equity	1,579,582	298,675	140,209	395,267			831,454			—			(2,450)			3,242,737

Total liabilities and stockholders’ equity	$2,729,620	$374,800	$2,657,674	$950,290			$(357,441)			$1,521,000			$590,550			$8,466,493

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

	Platform (Historical)	CAS (Historical) (1)	Arysta (Historical) (2)	MacDermid Adjustments			CAS Adjustments			Arysta Adjustments			Anticipated Financing (3)						Pro forma Consolidated
													Notes			Term Debt
($ thousands except per share data)
Net sales	$569,640	$353,801	$1,062,212	$			$			$			$			$			$1,985,653
Cost of sales	285,507	212,651	666,497		(11,956	) MA		1,050	CP										1,153,749

Gross profit	284,133	141,150	395,715		11,956			(1,050)			—			—			—		831,904
Operating expenses:
Selling, technical, general, and administrative	231,737	62,212	261,859					(1,040	) CQ
								(670	) CR
								(9,600	) CS		(9,245	) AR
								(4,483	) CT		(46,323	) AS
								46,178	CU		124,500	AT							655,125
Research and development	18,464	7,753	6,710																32,927
Restructuring	971	—	—																971
Equity loss (income)	—	(69)	—					69	CL										—
Other	—	—	14,712																14,712

Total operating expense	251,172	69,896	283,281		—			30,454			68,932			—			—		703,735

Operating profit	32,961	71,254	112,434		11,956			(31,504)			(68,932)			—			—		128,169
Other (expense) income:
Interest, net	(23,375)	(185)	(72,743)					20	CV		73,751	AU
								(16,916	) CW					(75,277	) BB		(27,389	) TD	(142,114)
Other (expense) income, net	(3,671)	6,137	(20,028)																(17,562)

	(27,046)	5,952	(92,771)		—			(16,896)			73,751			(75,277)			(27,389)		(159,676)
(Loss) income before income taxes and non-controlling interests	5,915	77,206	19,663		11,956			(48,400)			4,819			(75,277)			(27,389)		(31,507)
Income tax benefit (provision)	3,542	(38,072)	(54,257)		(4,226	) MK		17,714	CX		(1,464	) AV		22,877	BC		8,324	TE	(45,562)

Net (loss) income	9,457	39,134	(34,594)		7,730			(30,686)			3,355			(52,400)			(19,065)		(77,069)
Net (income) loss attributable to non-controlling interest	(5,380)	—	(6,977)																(12,357)

Net (loss) income attributable to common shareholders	$4,077	$39,134	$(41,571)		7,730			$(30,686)			$3,355			$(52,400)			$(19,065)		$(89,426)

(Loss) Earnings Per Share
Basic	$0.03	n/a	n/a		n/a			n/a			n/a			n/a			n/a		$(0.54)
Diluted	$0.03	n/a	n/a		n/a			n/a			n/a			n/a			n/a		$(0.54)

Weighted average shares outstanding (millions)
Basic	124	n/a	n/a		n/a			n/a			n/a			n/a			n/a		166	SA
Diluted	141	n/a	n/a		n/a			n/a			n/a			n/a			n/a		166	SB

(1)	The historical statement of operations of CAS presents cost of goods sold (excluding depreciation) of $206,821 as an operating expense. For purposes of this pro forma, this amount plus $5,830 of related depreciation is presented as cost of sales to present gross profit for the acquired business.
(2)	Historical Arysta amounts presented in US GAAP presentation based upon its IFRS basis financial statements. Adjustments to convert the IFRS basis to US GAAP basis are included in the Arysta adjustments column.
(3)	Platform anticipates financing a portion of the cash consideration for the Arysta Acquisition with the net proceeds of this offering and the Incremental Term Debt as reflected in this pro forma balance sheet. Platform also has Bridge Financing available; however, it believes it is unlikely that the Bridge Financing will be drawn upon. If Platform is unavailable to finance a portion of the cash consideration for Arysta as anticipated, the net loss to common shareholders on a pro forma basis may increase by up to approximately $3 million. The amount of loss is dependent on several factors, including the terms of the Bridge Financing and whether alternative sources of equity or debt financing are available.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

	As Reported		MacDermid Adjustments			Combined Successor and Predecessor Income Statement	CAS (Historical) (3)	Arysta (Historical) (4)	CAS Adjustments			Arysta Adjustments			Anticipated Financing (5)						Pro forma Consolidated
	Platform (Historical) (1)	MacDermid (Historical) (2)													Notes			Term Debt
	Successor	Predecessor
($ thousands except per share data)
Net sales	$118,239	$627,712	$			$745,951	$449,255	$1,508,925	$			$			$			$			$2,704,131
Cost of sales	82,587	304,875		(23,912	) MA
				3,226	MB	366,776	282,673	979,335		1,400	CP										1,630,184

Gross profit	35,652	322,837		20,686		379,175	166,582	529,590		(1,400)			—			—			—		1,073,947

Operating expenses:
Selling, technical, general, and administrative	54,521	207,554		(247	) MC		71,778	338,893
				(9,317	) MD
				(32,121	) ME					(2,834	) CQ
				(31,253	) MF					(753	) CR
				57,500	MG					(6,796	) CT		(56,959	) AS
				626	MB	247,263				61,570	CU		166,000	AT							818,162
Non-cash charge related to preferred stock dividend rights	172,006	—		(172,006	) MH	—	—	—													—
Research and development	3,995	19,898		(24	) MB	23,869	13,243	8,866													45,978
Restructuring	762	3,636				4,398	(271)	—													4,127
Equity income	—	—				—	(1,020)	(783)		1,020	CL										(783)
Other	—	—				—	—	45,030													45,030

Total operating expense	231,284	231,088		(186,842)		275,530	83,730	392,006		52,207			109,041			—			—		912,514

Operating (loss) profit	(195,632)	91,749		207,528		103,645	82,852	137,584		(53,607)			(109,041)			—			—		161,433
Other (expense) income:
Interest, net	(5,372)	(45,929)		51,776	MI		(208)	(110,302)		185	CV
				(30,631	) MJ	(30,156)				(22,555	) CW		113,638	AU		(100,369	) BB		(36,519	) TD	(186,286)
Debt extinguishment	—	(18,788)				(18,788)	—	—								—			—		(18,788)
Other (expense) income, net	(440)	(557)				(997)	(6,548)	(61,020)								—			—		(68,565)

	(5,812)	(65,274)		21,145		(49,941)	(6,756)	(171,322)		(22,370)			113,638			(100,369)			(36,519)		(273,639)
(Loss) income before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares	(201,444)	26,475		228,673		53,704	76,096	(33,738)		(75,977)			4,597			(100,369)			(36,519)		(112,206)
Income tax benefit (provision)	5,819	(12,961)		(16,014	) MK	(23,156)	(29,241)	(47,593)		30,574	CX		(1,397	) AV		30,502	BC		11,098	TE	(29,213)

Net (loss) income	(195,625)	13,514		212,659		30,548	46,855	(81,331)		(45,403)			3,200			(69,867)			(25,421)		(141,419)
Net loss (income) attributable to non-controlling interests	1,403	(295)		(860	) ML	248		(9,194)													(8,946)

Net (loss) income attributable to stockholders	(194,222)	13,219		211,799		30,796	46,855	(90,525)		(45,403)			3,200			(69,867)			(25,421)		(150,365)
Accrued payment-in-kind dividend on cumulative preferred shares	—	(22,454)		22,454	MM	—	—	—								—			—		—

Net (loss) income attributable to common stockholders	$(194,222)	$(9,235)		$234,253		$30,796	$46,855	$(90,525)		$(45,403)			$3,200			$(69,867)			$(25,421)		$(150,365)

(Loss) Earnings Per Share
Basic	$(2.10)	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(1.01)
Diluted	$(2.10)	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(1.01)

Weighted average shares outstanding (millions)
Basic	93	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		148	SC
Diluted	93	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		148	SD

(1)	Historical Platform amounts included in the audited income statement of Platform reflects operations for the period from April 23, 2013 (date of inception) through December 31, 2013 (Successor Period).
(2)	Historical MacDermid amounts included in the audited income statement of MacDermid reflects operations for the period from January 1, 2013 through October 31, 2013, date of acquisition by Platform (Predecessor Period).
(3)	The historical statement of operations of CAS presents cost of goods sold (excluding depreciation) of $275,106 as an operating expense. For purposes of this pro forma, this amount plus $7,567 of related depreciation is presented as cost of sales to present gross profit for the acquired business.
(4)	Historical Arysta amounts presented in US GAAP presentation based upon its IFRS basis financial statements. Adjustments to convert the IFRS basis to US GAAP basis are included in the Arysta adjustments column.
(5)	Platform anticipates financing a portion of the cash consideration for the Arysta Acquisition with the net proceeds of this offering and the Incremental Term Debt as reflected in this pro forma balance sheet. Platform also has Bridge Financing available; however, it believes it is unlikely that the Bridge Financing will be drawn upon. If Platform is unavailable to finance a portion of the cash consideration for Arysta as anticipated, the net loss to common shareholders on a pro forma basis may increase by up to approximately $5 million. The amount of loss is dependent on several factors, including the terms of the Bridge Financing and whether alternative sources of equity or debt financing are available.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2014

	As Reported		MacDermid Adjustments			Pro Forma Combined Successor and Predecessor	CAS (Historical) (3) (4)	Arysta (Historical) (3) (5)	CAS Adjustments			Arysta Adjustments			Anticipated Financing (6)						Pro forma Consolidated
	Platform (Historical) (1)	MacDermid (Historical) (2)													Notes			Term Debt
	Successor	Predecessor
($ thousands except per share data)
Net sales	$687,879	67,155	$			$755,034	$460,722	$1,536,205	$			$			$			$			$2,751,961
Cost of sales	368,094	33,145		(35,868	) MA
				269	MB	365,640	280,695	978,251		1,400	CP										1,625,986

Gross profit	319,785	34,010		35,599		389,394	180,027	557,954		(1,400)			—			—			—		1,125,975

Operating expenses:
Selling, technical, general, and administrative
	281,388	43,149		(9,317	) MD		79,997	359,460		(1,734	) CQ
				(27,661	) ME					(703	) CR
				(2,242	) MF					(9,600	) CS		(9,245	) AR
				4,792	MG					(6,000	) CT		(56,350	) AS
				52	MB	290,161				61,570	CU		166,000	AT							873,556
Non-cash charge related to preferred stock dividend rights	172,006	—		(172,006	) MH	—	—	—													—
Research and development	22,459	2,394		(2	) MB	24,851	12,413	10,112													47,376
Restructuring	1,733	1,746				3,479	11	—													3,490
Equity loss (income)	—	—				—	(3,224)	—		3,224	CL										—
Other	—	—				—	—	59,673													59,673

Total operating expense	477,586	47,289		(206,384)		318,491	89,197	429,245		46,757			100,405			—			—		984,095

Operating profit	(157,801)	(13,279)		241,983		70,903	90,830	128,709		(48,157)			(100,405)			—			—		141,880
Other (expense) income:
Interest, net	(28,827)	(5,235)		5,290	MI					58	CV
				(2,553	) MJ	(31,325)	(237)	(94,166)		(22,555	) CW		97,467	AU		(100,369	) BB		(36,519	) TD	(187,646)
Other (expense) income, net	(4,111)	(152)				(4,263)	4,000	(89,674)													(89,937)

	(32,938)	(5,387)		2,737		(35,588)	3,763	(183,840)		(22,497)			97,467			(100,369)			(36,519)		(277,583)
(Loss) income before income taxes and non-controlling interests	(190,739)	(18,666)		244,720		35,315	94,593	(55,131)		(70,654)			(2,938)			(100,369)			(36,519)		(135,703)
Income tax benefit (provision)	9,361	7,971		(17,120	) MK	212	(51,516)	(40,830)		25,838	CX		893	AV		30,502	BC		11,098	TE	(23,803)

Net (loss) income	(181,378)	(10,695)		227,600		35,527	43,077	(95,961)		(44,816)			(2,045)			(69,867)			(25,421)		(159,506)
Net (income) loss attributable to non-controlling interest	(3,977)	24		(1,165	) ML	(5,118)	—	(8,836)													(13,954)

Net (loss) income attributable to stockholders	(185,355)	(10,671)		226,435		30,409	43,077	(104,797)		(44,816)			(2,045)			(69,867)			(25,421)		(173,460)
Accrued payment-in-kind dividend on cumulative preferred shares	—	(354)		354	MM	—	—	—													—

Net (loss) income attributable to common stockholders	$(185,355)	(11,025)		$226,789		$30,409	$43,077	$(104,797)		$(44,816)			$(2,045)			$(69,867)			$(25,421)		$(173,460)

(Loss) Earnings Per Share
Basic	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(1.05)
Diluted	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(1.05)

Weighted average shares outstanding (millions)
Basic	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		166	SA
Diluted	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		166	SB

(1)	Historical Platform amounts include the audited income statement of its operations for the period from April 23, 2013 (date of inception) through December 31, 2013 (Successor Period) plus the unaudited statement of operations for the nine months ended September 30, 2014 less the unaudited statement of operations for the period April 23, 2013 (Inception) through September 30, 2013.
(2)	Historical MacDermid amounts include its audited statement of operations for the period from January 1, 2013 through October 31, 2013 less the unaudited statement of operations for the nine months ended September 30, 2013.
(3)	Historical CAS and Arysta amounts include their audited income statement of its operations for the year ended December 31, 2013 plus their unaudited statement of operations for the nine months ended September 30, 2014 less the unaudited statement of operations for the nine months ended September 30, 2013.
(4)	If presented consistently with the historical financial statements of CAS, cost of good sold (excluding depreciation) would be $272,960. However, for purposes of this pro forma, this amount plus $7,735 of related depreciation is presented as cost of sales to present gross profit for the acquired business.
(5)	Historical Arysta amounts presented in US GAAP presentation based upon its IFRS basis financial statements. Adjustments to convert the IFRS basis to US GAAP basis are included in the Arysta adjustments column.
(6)	Platform anticipates financing a portion of the cash consideration for the Arysta Acquisition with the net proceeds of this offering and the Incremental Term Debt as reflected in this pro forma balance sheet. Platform also has Bridge Financing available; however, it believes it is unlikely that the Bridge Financing will be drawn upon. If Platform is unavailable to finance a portion of the cash consideration for Arysta as anticipated, the net loss to common shareholders on a pro forma basis may increase by up to approximately $5 million. The amount of loss is dependent on several factors, including the terms of the Bridge Financing and whether alternative sources of equity or debt financing are available.

CAS Adjustments

CA	Reflects borrowings under the Amended and Restated Credit Agreement, including borrowings under our revolving credit facilities of approximately $129 million and borrowings under our term loans facilities of $389 million, to finance a portion of the cash purchase price of CAS, net of estimated original issue discount of $1.9 million.

CB	Represents net proceeds from the October/November Private Placement, net of $0.34 million of issuance costs.

CC	Reflects the deferred financing costs of $10.5 million, including $7.5 million as further described in Note CD, and expenses of $1.1 million related to the borrowings under the Amended and Restated Credit Agreement to finance a portion of the CAS purchase price and for access to an incremental $125 million of revolving line of credit obtained in conjunction with the CAS Acquisition.

CD	Reflects the cash paid to the sellers as part of the consideration for the CAS Acquisition of $977.8 million, cash paid on behalf of the sellers for withholding tax of $12.0 million, and cash paid for fees and transfer taxes of $16.5 million, of which $0.7 million was reimbursed by the seller, $7.5 million is capitalized as deferred financing costs, as further described in Note CC, and $8.3 million is an expense.

CE	Reflects management’s preliminary estimate of the profit in CAS inventory step-up to fair value as of September 30, 2014.

CF	Reflects an estimate of the raw materials and work-in-process inventory retained by Chemtura following the closing of the CAS Acquisition, in conjunction with supply agreements entered into with Chemtura.

CG	Reflects the net book value of land and buildings retained by Chemtura of $10.2 million offset by management’s preliminary estimate of the incremental fair value of purchased fixed assets of $5.6 million.

CH	Reflects the preliminary estimated goodwill associated with the CAS Acquisition excluding the effect of deferred taxes (see Note CI). Such amount was calculated as the difference between the estimated allocation of purchase price to net tangible and intangible assets ($702 million) excluding the deferred tax liability calculated in Note CI and the total consideration paid for CAS ($1,042 million).

CI	Reflects the estimated deferred tax liability associated with the temporary difference created by the preliminary step-up to fair value of intangible assets acquired of $110 million and other acquired tangible assets of $0.3 million. The remaining step-up of intangibles and tangible assets does not create a temporary difference.

CJ	Reflects the elimination of the historical intangibles of CAS.

CK	Reflects management’s preliminary estimated fair value of the intangible assets of CAS as of the closing of the CAS Acquisition:

(In thousands) Intangible Assets
Technology (7-10 years)	$350,000
Non compete agreement (3 years)	$50,000
Customer relationships (8-20 years)	$35,000

CL	Reflects investments in and related earnings of unconsolidated subsidiaries of CAS not acquired with the CAS Acquisition.

CM	Reflects the reclassification of the Amended and Restated Credit Agreement that amortizes within a year.

CN	Reflects issuance of the CAS shares to the sellers as part of the consideration for the CAS Acquisition based upon the closing price per share of Platform common stock as of October 31, 2014 of $26.00.

CO	Reflects the elimination of historical CAS equity.

CP	Reflects depreciation expense to be recorded in conjunction with the estimated incremental fair value of purchased fixed assets.

CQ	Reflects elimination of the cost of a Brazilian accounts receivable securitization program of CAS not acquired in the CAS Acquisition.

CR	Reflects elimination of allocated office of the CEO and CFO costs.

CS	Reflects the elimination of non-recurring CAS Acquisition-related expenses, including but not limited to financial advisory, legal and accounting fees, recorded during the nine months ended September 30, 2014.

CT	Reflects the elimination of the historical amortization expenses on CAS’s intangible assets.

CU	Reflects amortization expense to be recorded in conjunction with the estimated fair value of the intangible assets of CAS:

(In thousands) Intangible Assets	Estimated Fair Value	Annual Amortization
Technology (7-10 years)	$350,000	$42,200
Non compete agreement (3 years)	$50,000	$16,670
Customer relationships (8-20 years)	$35,000	$2,700

Annual amortization is calculated as estimated fair value divided by the calculated life of the related asset.

CV	Reflects the elimination of interest expense related to debt not assumed from Chemtura in conjunction with the CAS Acquisition.

CW	Reflects interest expense related to the indebtedness incurred under the Amended and Restated Credit Agreement that funded a portion of the cash purchase price for the CAS Acquisition comprised of the following:

•	Interest on the incremental US Dollar borrowings under the first lien debt of $130 million at a rate of approximately 4.00% and on the Euro denominated first lien debt of $259 million equivalent at a rate of approximately 4.25% based on the terms of the Amended and Restated. These interest rates are based on an applicable margin of 3% applied to a LIBOR floor of 1% and are variable in nature. The pre-tax effect of a 1/8% change effective interest rate would be $0.5 million annually.

•	Interest on the incremental borrowings of approximately $129 million under our revolving credit facilities at a rate of 5.25% for the portion under our U.S. Dollar revolving credit facility of $60 million and 3.23% for the portion under or multicurrency revolving credit facility of approximately €55 million ($69 million based on the September 30, 2014 exchange rate of $1.26 per €1.00).

•	Amortization of estimated deferred financing fees of $1.5 million and estimated original issuance discount of $1.9 million for the first lien term debt over the six year term of the loan.

•	Amortization of estimated deferred financing fees of $1.5 million for access to an incremental $125 million of revolving line of credit anticipated to be obtained in conjunction with the CAS Acquisition over the 4-year term of the facility.

CX	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied is based upon the effective tax rate of CAS for the historical period presented of 38% for the year ended December 31, 2013 and 35% for the nine and twelve months ended September 30, 2014 based upon historical and estimated future effective tax rates. This rate were applied to acquisition costs, amortization, interest expense, and the earnings of unconsolidated subsidiaries not being acquired.

Arysta Adjustments

AA	Reflects management’s estimate of the amount of cash that will be retained by the seller of Arysta.

AB	Reflects the cash to be paid to the seller as part of the consideration for the Arysta Acquisition.

AC	Reflects the issuance of 16.4 million shares of Platform common stock, $.01 par, for proceeds of $387 million, which is net of fees of $16.1 million.

AD	Reflects management’s preliminary estimate of the profit in Arysta inventory step-up to fair value as of September 30, 2014.

AE	As Arysta’s financial statements are prepared in accordance with IFRS, reflects management’s estimate of the offset of derivative asset and liabilities required pursuant to GAAP that is prohibited for IFRS.

AF	As Arysta’s financial statements are prepared in accordance with IFRS, reflects management’s estimate of the offset of deferred tax assets and liabilities required pursuant to GAAP that is prohibited for IFRS.

AG	As Arysta’s financial statements are prepared in accordance with IFRS, reflects management’s estimate of deferred taxes related to intercompany profits that are reclassified as current assets pursuant to GAAP.

AH	Reflects the elimination of Arysta’s historical goodwill.

AI	Reflects the preliminary estimated goodwill associated with Arysta excluding the effect of deferred taxes. Such amount was calculated as the difference between the estimated allocation of purchase price to net tangible and intangible assets ($2.1 billion) excluding the deferred tax liability calculated in Note AJ and the total consideration paid for Arysta ($3.6 billion).

AJ	Reflects the estimated deferred tax liability associated with the preliminary step up to fair value of intangible assets, excluding goodwill related to acquisitions of stock of $1,098 million and other acquired tangible assets of $175 million based upon the effective tax rate of Platform for the nine months ended September 30, 2014.

AK	Reflects the elimination of the historical intangibles at Arysta as of the closing of the proposed Arysta Acquisition.

AL	Reflects management’s preliminary estimated fair value of the intangible assets of Arysta as of the closing of the Arysta Acquisition:

(In thousands) Intangible Assets
Trade names-indefinite lives	$160,000
Technology (7-10 years)	$1,250,000
Customer relationships (8-20 years)	$200,000

AM	Reflects the elimination of debt not expected to be assumed in conjunction with the Arysta Acquisition.

AN	Reflects the issuance of $600 million of Platform preferred stock, $1,000 par, that is convertible into Platform common stock plus cash for the deficit, if any, between the value of our common stock and $27.14, to the seller as part of the consideration for the proposed Arysta Acquisition. The cash feature represents an embedded derivative liability of $190 million. Accordingly, additional paid in capital is adjusted for the difference between the fair value of Platform’s common stock underlying the preferred stock of $522 million, which is based on Platform’s closing stock price of $23.61 as of December 1, 2014, less the par amount of the preferred stock. The purchase price including the valuation of the embedded derivative liability and preferred stock will be determined at closing. For every $1 change in our common stock price, the purchase price, goodwill, and equity changes by approximately $13 million.

AO	As Arysta’s financial statements are reported in IFRS, reflects management’s estimate of uncertain tax positions pursuant to GAAP that is not required for IFRS.

AP	Reflects elimination of Arysta historical equity which includes the $10 million adjustment in Note AO.

AQ	Reflects management’s preliminary estimate of the fair value of the non-controlling interest of Arysta that is anticipated to remain outstanding subsequent to the proposed Arysta Acquisition.

AR	Reflects the elimination of non-recurring Arysta Acquisition expenses, including but not limited to financial advisory, legal and accounting fees, recorded during the nine months ended September 30, 2014.

AS	Reflects elimination of historical amortization expenses related to Arysta’s intangible assets.

AT	Reflects amortization expense to be recorded in conjunction with the estimated fair value of the intangible assets of Arysta:

(In thousands) Intangible Assets	Estimated Fair Value	Annual Amortization
Trade names-indefinite lives	$160,000	$—
Technology (7-10 years)	$1,250,000	$150,700
Customer relationships (8-20 years)	$200,000	$15,300

Annual amortization is calculated as estimated fair value divided by the calculated life of the related asset.

AU	Reflects elimination of historical interest expense at Arysta for indebtedness not assumed at closing.

AV	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied of 30% is based upon historical and estimated future effective tax rates.

Notes Adjustments

NA	Reflects the anticipated issuance of $1.52 billion of Notes to fund a portion of the Arysta purchase price, net of deferred financing fees of $26.6 million.

NB	Reflects the interest expense related to the Notes anticipated to be issued to fund a portion for the cash purchase price for the proposed Arysta Acquisition comprised of the following:

•	Interest on the $1.52 billion of Notes anticipated to be issued.

•	Amortization of estimated deferred financing fees of $26.6 million over the anticipated term of the Notes.

NC	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate of 30% is based upon historical and estimated future effective tax rates.

Term Debt Adjustments

TA	Reflects Incremental Term Debt to be issued to finance a portion of the cash purchase price of Arysta, net of estimated original issue discount of $7 million.

TB	Reflects the deferred financing costs of $6.5 million and expenses of $2.5 million related to the anticipated Incremental Term Debt to finance a portion of the Arysta purchase price and for access to an incremental $125 million of revolving line of credit anticipated to be obtained in conjunction with the Arysta Acquisition.

TC	Reflects the reclassification of the portion of the anticipated senior term debt to be issued to finance a portion of the cash purchase price of Arysta that amortizes within a year.

TD	Reflects the interest expense related to the anticipated issuance of Incremental Term Debt to fund a portion of the cash purchase price of the proposed Arysta Acquisition comprised of the following

•	Interest on the Incremental Term Debt. The pre-tax effect of a 1/8% change in effective interest rate would be $0.8 million annually.

•	Amortization of estimated deferred financing fees of $6.5 million and estimated original issuance discount of $7 million over the anticipated terms of the senior term debt and the revolving line of credit.

Differential”), then the yield on the previously issued term debt will increase by the Yield Differential. The impact of this increase, in the event it occurs, is not reflected in this adjustment. For each 0.25% increase in the yield on previously issued term debt, annualized interest expense would increase by approximately $3.6 million and net losses would increase by approximately $2.5 million.

TE	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied of 30% is based upon historical and estimated future effective tax rates.

MacDermid Adjustments

MA	Reflects elimination of manufacturer’s profit in inventory adjustment in connection with the MacDermid Acquisition.

MB	Reflects incremental depreciation expense in connection with fair value increases to fixed assets resulting from the MacDermid Acquisition.

MC	Reflects elimination of stock based compensation expense for director options that vested upon closing of the MacDermid Acquisition.

MD	Reflects elimination of Predecessor stock based compensation expense for awards that vested upon closing of the MacDermid Acquisition.

ME	Reflects elimination of non-recurring MacDermid acquisition-related expenses, including but not limited to financial advisory, legal and accounting fees.

MF	Reflects elimination of recorded amortization expenses on MacDermid’s intangible assets.

MG	Reflects amortization expense associated with the estimated fair value of the intangible assets of MacDermid based on an outside valuation by a third party obtained by Platform subsequent to closing as follows:

(In thousands) Intangible Assets	Estimated Fair Value	Annual Amortization
Trade names-indefinite lives	$70,800	$—
Technology (7-10 years)	$164,200	$19,800
Customer relationships (8-20 years)	$494,000	$37,700

Annual amortization is calculated as estimated fair value divided by the calculated life of the related asset.

MH	Reflects Platform’s recording of a one-time, non-cash expense of $172 million upon the closing of the MacDermid Acquisition, which represents the fair value of the founder preferred share dividend rights at that time. As this will not have an ongoing impact on the statement of operations, it is presented as an adjustment in the pro forma statements of operations. This estimate was calculated using a Monte Carlo simulation that simulates the daily price of shares over the potential dividend period with an estimate of volatility and interest to arrive at an estimated fair value of future dividend payments as of October 31, 2013.

MI	Reflects the elimination of recorded interest expense at MacDermid for indebtedness not assumed at closing.

MJ	Reflects interest expense related to indebtedness assumed in the MacDermid Acquisition comprised of the following:

•	Interest on the first lien debt of $753 million at a rate of approximately 4% based on the terms of the credit agreement. Such interest rate is based on an applicable margin of 3% applied to a LIBOR floor of 1% and is variable in nature. The pre-tax effect of a 1/8% change effective interest rate would be $0.9 million annually.

•	Amortization of deferred financing fees of $1.8 million for the first lien term debt over the five year life of the loan.

•	Interest on other assumed indebtedness ($44,000 of interest annually).

MK	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied is based upon the estimated applicable statutory tax rates. The Company’s estimated United States statutory tax rate of approximately 38% was applied to interest expense in the United States, where the debt resides as well as to the portion of acquisition costs which were incurred in the United States and to stock compensation. Additionally, the applicable blended rates were applied to inventory, amortization, depreciation, and Predecessor stock compensation.

ML	Reflects the non-controlling interest represented by equity interests in a subsidiary of Platform provided as a portion of the consideration of the MacDermid Acquisition. Such equity interest represents 6.76% of MacDermid multiplied by the pro forma MacDermid pro forma adjustments excluding the adjustments in Note MD, ME, and MH that relate to Platform expenses.

MM	Reflects the elimination of dividends paid to sellers for an equity interest which has been repaid and eliminated in conjunction with the MacDermid Acquisition.

Weighted Average Share Adjustments

SA	Represents the number of Platform ordinary shares outstanding at January 1, 2014 (which were converted into shares of Platform common stock upon our Domestication) plus 2 million shares of Platform common stock issued in exchange for the remaining outstanding equity interests of MacDermid owned by the 401K Plan during 2014, 16 million warrants exercised during 2014, 2 million shares issued in connection with the CAS Acquisition, 25.5 million shares issued or to be issued for general corporate purposes, and 16.4 million shares issued in connection with the Public Offering.

SB	Represents the basic shares described in Note SA. Because the pro forma statement of operations reflects a loss, the amount excludes all potentially dilutive common stock.

SC	Represents 88.5 million Platform ordinary shares issued in Platform’s initial public offering (which were converted into shares of Platform common stock upon our domestication) plus 14 million Platform ordinary shares (which were converted into shares of Platform common stock upon our domestication ) issued in connection with Platform’s warrant exchange offer (the proceeds of which were used to fund a portion of the cash consideration for the MacDermid Acquisition), 2 million shares of Platform common stock issued in exchange for the remaining outstanding equity interests of MacDermid owned by the 401K Plan, 2 million shares issued in connection with the CAS Acquisition, 25.5 million shares issued or to be issued for general corporate purposes, and 16.4 million shares issued in connection with the Public Offering.

SD	Represents the number of basic shares as described in Note SC. Because the pro forma statement of operations reflects a loss, the amount excludes all potential dilutive common stock.